July 21, 2009

Via EDGAR and Facsimile

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:           On Assignment, Inc.
File No.  000-20540

Dear Mr. Spirgel,

We are in receipt of your letter dated June 22, 2009 requesting additional information regarding the disclosures and financial discussion in the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the fiscal year ended March 31, 2009.  Our responses are as follows:

Form 10-K for Fiscal Year Ended December 31, 2008

Notes to the Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page 37

1.
We note you recognize revenue from contract assignments when earned based on hours worked by your contract professionals.  Assuming this means you are recognizing revenue at the gross hourly rate charged to your clients for all of your professionals, it is not clear to us whether this is appropriate in your Physicians segment.  On page 37 under the Sales and Fulfillment section for the Physicians segment you state that your physicians are independent contractors and you issue payments to the physicians for services rendered to your clients.  Based on this limited disclosure it does not appear that you are the primary obligor, have credit risk or otherwise meet the indicators for gross revenue reporting.  Please tell us how you determined gross revenue reporting is appropriate considering the indicators listed within EITF 99-19, paragraphs 7-17 and clarify and expand your disclosure in future filings.

Company Response:

The Company presents its revenues for all of its segments in accordance with EITF 99-19, “Reporting Gross Revenue as a Principal vs. Net as an Agent” (EITF 99-19), which requires the determination of whether the Company is acting as a principal or an agent in the fulfillment of the services rendered.  After careful evaluation of the key indicators detailed in EITF 99-19, the Company has concluded that its circumstances in the Physician segment are most consistent with those key indicators that support gross revenue reporting.

Following are the indicators for gross revenue reporting under EITF 99-19 and how they apply to the Physicians segment:

•
The company is the primary obligor in the arrangement.  The Company is the primary obligor in its transactions as it negotiates and enters into contracts with each of its clients.  The Company is responsible for fulfillment of all of the services that the clients are entitled to under their contracts. If the physician that is placed at the client does not fulfill the client’s needs, the Company is responsible, using its best efforts, to replace the physician to fulfill their needs.  These conditions support gross revenue accounting for the Physicians segment.

•	The company has general inventory risk (before customer order is placed or upon customer return). This indicator is not applicable to the Company’s services-based business.

•
The company has latitude in establishing price.  The Company has complete discretion in negotiating the prices it charges and bears the pricing/margin risk.  The Company negotiates bill rates with the client and separately negotiates with the physician on pay rates.  There is no direct contractual relationship between the physician and the client.  These conditions support gross revenue accounting for the Physicians segment.

•
The company changes the product or performs part of the services. The Company’s sales specialists have a high degree of specialized knowledge about the clients’ specific needs as well as the physicians’ credentialing and qualifications, and other requirements resulting in effective placement services for its clients which are considered a significant part of the contracted service.  In addition, as noted above, if the physician that is placed at the client does not fulfill the client’s needs, the Company is responsible, using its best efforts, to replace the physician to fulfill their needs.  These conditions support gross revenue accounting for the Physicians segment.

•
The company has discretion in supplier selection. The Company selects, qualifies, contracts and manages the physicians at its discretion as it relates to placements and pay rates as described above and as noted above, if the physician that is placed at the client does not fulfill the client’s needs, the Company is responsible, using its best efforts, to replace the physician to fulfill their needs.  These conditions support gross revenue accounting for the Physicians segment.

•
The company is involved in the determination of product or service specifications. The Company works with its clients to assess their specific needs and matches their needs with qualified physician’s services and therefore, is responsible for fulfillment.  As mentioned previously, if the physician that is placed at the client does not fulfill the client’s needs, the Company is responsible, using its best efforts, to replace the physician to fulfill their needs.  However, the daily management of the Physician’s duties once on assignment is the client’s responsibility, which may not support gross revenue accounting for the Physicians segment.

•
The company has credit risk. The Company is responsible for billing and collecting from its customers. Additionally, if the client does not pay its invoice for the hours worked by the physician, the Company is still responsible for paying the physician.  These conditions support gross revenue accounting for the Physicians segment.

Following are the indicators for net revenue reporting under EITF 99-19 and how they apply to the Physicians segment:

•
The supplier (not the company) is the primary obligor in the arrangement.  See the related commentary above on this indicator.  These conditions do not support net revenue accounting for the Physicians segment.

•
The amount the company earns is not fixed. The Company does not earn a fixed amount per service transaction nor does it earn a stated percentage of the amount billed to a customer.  The price of each transaction and/or the amount paid for physician services is uniquely set for each transaction.  These conditions do not support net revenue accounting for the Physicians segment.

•	The supplier (and not the company) has credit risk. See the related commentary above on this indicator. These conditions do not support net revenue accounting for the Physicians segment.

The application of the indicators for gross and net reporting of revenue depends on the relative facts and circumstances and requires significant judgment. Based on the review of the indicators for both gross and net revenue reporting above, we concluded that the majority of the indicators point to gross revenue reporting for the Physicians segment as the Company acts as the principal in the arrangement.

Company Response

The Company will expand its discussion of revenue recognition in Note 1 of the Notes to the Consolidated Financial Statements in Item 8 of its 2009 Annual Report on Form 10-K in future filings to clearly indicate that revenue is presented on a gross basis in accordance with EITF 99-19.  The proposed revised disclosure is included below (new language is underlined to show changes).  Please note that this disclosure relates to all of the business units and is not limited to the Physician segment.  In the additional disclosure provided below, it is noted that there are circumstances where revenue is recorded on a net basis, but the Physicians segment does not have any revenue recognized on a net basis currently.

Item 8.      Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition.  Revenues from contract assignments, net of sales adjustments and discounts, are recognized when earned, based on hours worked by the Company’s contract professionals on a weekly basis. Conversion and direct hire fees are recognized when earned, upon conversion or direct hire of a contract professional to a client’s regular employee. In addition, the Company records a sales allowance against consolidated revenues, which is an estimate based on historical billing adjustment experience. The sales allowance is recorded as a reduction to revenues and an increase to the allowance for billing adjustments. The billing adjustment reserve includes an allowance for fallouts. Fallouts are direct hire and conversion fees that do not complete the contingency period. The contingency period is typically 90 days or less. In accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” the Company includes reimbursed expenses, including those related to travel and out-of-pocket expenses, in revenues and the associated amounts of reimbursable expenses in cost of services.  The Company generally records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses, in accordance with EITF 99-19, “Reporting Gross Revenue as a Principal vs. Net as an Agent” (EITF 99-19) as the Company believes that it acts as a principal in substantially all of its transactions.  To the extent that the Company concludes that it does not act as the principal in the arrangement, revenues are recorded on a net basis.

8.    Income Taxes, page 45

2.
In the reconciliation at the top of page 47, you group all of the permanent differences in one line and do not disclose what those differences are.  With a view towards providing investors with a clear understanding of the differences between the statutory tax rate and the actual tax rate incurred by the company, please expand your disclosure to state what these permanent differences are in future filings.

Company Response:

In future filings, we will disclose and discuss the material permanent differences that impact our effective income tax rate.  As an example, there were two permanent differences at December 31, 2008 which represented 85 percent of the permanent differences.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Notes to the Financial Statements

5.   Goodwill and Identifiable Intangible Assets

3.
We note that goodwill accounted for 53% of total assets as of March 31, 2009.  We note that revenues and operating income have declined in recent quarters due to the negative impact of the current economic environment.  Specifically we note that the IT and Engineering segment has had the largest decline, which is also the segment with the majority of the goodwill.  As a result of your impairment test of your reporting units as of December 31, 2008 and March 31, 2009, you determined that your goodwill balance was not impaired.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, since you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1)
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3)
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your annual impairment test as of December 31, 2008.

Company Response

The Company will expand its discussion of its critical accounting policies regarding its impairment testing policy under Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Quarterly Report on Form 10-Q for the period ended June 30, 2009 and in future filings as needed.

We have determined that we had a triggering event as of June 30, 2009 due to the fact that our market capitalization continued to be below book value and due to changes in our forecast, therefore we are in the process of performing a step one analysis as of June 30, 2009.  As we have not completed our analysis it is difficult to determine the related disclosures as of June 30, 2009 to be included in Form 10-Q at this time, but are providing the following background information and some example disclosures that are indicative of the information that we propose to include to comply.

As noted in our disclosures, we have historically determined the fair value based upon discounted cash flows prepared for each reporting unit. Cash flows are developed for each reporting unit based on assumptions including revenue growth expectations, gross margins, operating expense projection, working capital, capital expense requirements and tax rates. The multi-year financial forecasts for each reporting unit used in the cash flow models considered several key business drivers such as new product lines, historical performance and industry and economic trends, among other considerations.

Discount Rate Utilized in Discounted Cash Flow Analysis

The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, discount rate, and terminal value assumptions. The discount rate is determined using the weighted average cost of capital (WACC).  The WACC takes into account the relative weights of each component of the Company’s consolidated capital structure (equity and debt) and represents the expected cost of new capital adjusted as appropriate to consider lower risk profiles associated with longer term contracts and barriers to market entry and considers the risk-free interest rate, equity market risk premium, beta and size premium adjustment for the Company. We utilized a single discount rate across each reporting unit as we do not believe that there would be significant differences by reporting unit and there are not direct competitors for each of our reporting units that we believe are comparable.  The terminal value growth rate assumptions are applied subsequent to the tenth year of the discounted cash flow model. We will disclose the information above and also include a disclosure of the discount rate utilized in our analysis and any significant changes in assumptions from prior analyses.

Estimates of Future Cash Flows
For purposes of establishing inputs for the fair value calculations described above, we apply annual growth rates which are based on then current economic and market conditions.  Given the current environment, we have evaluated historical rates experienced during a recovery from a recession in establishing inputs.  We will include disclosure of the range of compounded revenue growth factors utilized for our reporting units as well as the terminal growth rate factor used to project future cash flows. We will include disclosure of our assumptions regarding the timing of expected recovery from the current recession and the range of revenue growth rates that we expect over the next four to five years as the economy recovers.  Finally, we will disclose the sensitivity in our discounted cash flow analysis to changes in the assumed growth rates.  To accomplish this we propose to include the something similar to the following disclosure to address sensitivity in growth rates:

“The approximate minimum fixed annual revenue growth rate levels that the reporting units would need to maintain in order to avoid having to perform a step 2 impairment analysis for the next 9 years assuming a ____  percent terminal growth rate ranged between ____ and ____ percent.”

As noted in your comment above, the reporting unit with the largest goodwill balance is the IT and Engineering segment.  Additionally, the IT and Engineering segment’s revenue and operating income have declined significantly in 2009 as a result of the decline in the economy. We reviewed the reporting unit’s historical revenue growth and cash flows over the past ten years noting that the growth rate assumptions used for both the revenue and cash flow in our analyses were lower than what the reporting unit had achieved historically.  We propose to include something similar to the following disclosure to address historical growth rates of the IT and Engineering segment given the significant impact of the current economic environment on this reporting unit:

“The 5- and 10-year cash flow growth rates used in our June 30, 2009 discounted cash flow analysis were ____ and _____ percent, respectively.  The reporting unit’s historical 5- and 10-year cash flow growth rates as of December 31, 2008 were _____ and _____ percent, respectively.  The IT and Engineering business is heavily impacted by the economic environment due to the fact that this business is concentrated in highly specialized IT and Engineering projects which declines significantly when companies are not investing in capital.  However, the reverse occurs during a recovery since the work that the IT and Engineering reporting unit performs is necessary to develop systems or product enhancements.  The IT and Engineering reporting unit experienced an economic downturn in 2002 and as a result, revenues declined by _____ percent.  When the economy recovered in 2004 and 2005, the revenues increased by ____ and ____ percent, respectively.”

We will consider the need for similar disclosure as it relates to our other reporting units based on the results of our analyses for the quarter ended June 30, 2009 which are still in progress as of the date of this response.

Finally, we will disclose significant changes in assumptions and methodologies, if any, since our annual impairment test as of December 31, 2008 and/or any interim tests performed due to the triggering of any impairment indicators.

We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (818) 878-7900, via fax at (818) 878-7931, or email at Jim.Brill@onassignment.com should you have any questions or need additional information.

Sincerely,

/s/James L. Brill
James L. Brill
Senior Vice President, Finance and Chief Financial Officer